Exhibit 12.1

HUDSON PACIFIC PROPERTIES, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	Consolidated
	For the year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss) from continuing operations before income from unconsolidated joint ventures	91,492	42,106	(16,082)	23,686	1,415
Plus:
Fixed Charges (see below)	103,023	89,668	58,951	33,685	30,925
Distributions from unconsolidated entities	3,329	1,188	—	—	—
Amortization of capitalized interest	867	577	410	232	115
Less:
Capitalized interest	(10,655)	(11,307)	(6,516)	(6,938)	(4,562)
Preferred distributions of consolidated subsidiaries	(636)	(636)	(636)	(641)	(749)
Noncontrolling interest in income of subsidiaries that have not incurred fixed charges	(12,191)	(9,577)	(5,837)	—	—

Total Earnings	175,229	112,019	30,290	50,024	27,144

Fixed Charges
Interest expense (including amortization of loan fees and discounts)	90,037	76,044	50,667	25,932	25,470
Capitalized interest	10,655	11,307	6,516	6,938	4,562
Preferred distributions of consolidated subsidiaries	636	636	636	641	749
Estimate of interest within rental expense	1,695	1,681	1,132	174	144

Total Fixed Charges	103,023	89,668	58,951	33,685	30,925
Preferred Dividends	—	—	11,469	12,144	12,144
Distributions on redemption of preferred units	—	—	5,970	—	—

Combined fixed charges and preferred dividends	103,023	89,668	76,390	45,829	43,069

Earnings to Fixed Charges
Ratio	1.70	1.25		1.49
Deficiency			$28,661		$3,781

Earnings to Combined Fixed Charges
Ratio	1.70	1.25		1.09
Deficiency			$46,100		$15,925